U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3                       Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*

      Four Partners (1)
      c/o Thomas J. Tisch
      667  Madison Avenue
      New York, New York  10021

2.    Date of Event Requiring Statement (Month/Day/Year)

      4/30/98

3.    IRS or Social Security Number of Reporting Person (Voluntary)

4.    Issuer Name and Ticker or Trading Symbol

      Neurogen Corporation (NRGN)

5.    Relationship of Reporting Person(s) to Issuer
                  (Check all applicable)

         Director                                X  10% Owner
    ----                                       ----

         Officer (give title below)                 Other (specify below)
    ----                                       ----

          -----------------------

6.    If Amendment, Date of Original (Month/Day/Year)


7.    Individual or Joint/Group Filing (Check Applicable Line)

           Form filed by One Reporting Person
    ----
      X    Form filed by More than One Reporting Person
    ----

-------------------------------------------------------------------------------
             Table 1 - Non-Derivative Securities Beneficially Owned
-------------------------------------------------------------------------------



1. Title of Security                    2. Amount of Securities          3.  Ownership Form:     4.  Nature of Indirect Beneficial
    (Instr. 4)                             Beneficially Owned                Direct (D) or           Ownership
                                           (Instr. 4 )                       Indirect (I)            (Instr. 5)
                                                                             (Instr. 5)

   Common Stock, $0.025 par value           1,207,800                              D (1)

   Common Stock, $0.025 par value             300,000                              D (2)



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

-------------------------------------------------------------------------------
 Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------


1. Title of Derivative     2. Date Exer-     3. Title and Amount of Securities    4. Conver-      5. Ower-         6. Nature of
   Security                   cisable and       Underlying Derivative Security       sion or         ship             Indirect
   (Instr. 4)                 Expiration        (Instr. 4)                           Exercise        Form of          Beneficial
                              Date                                                   Price of        Deriv-           Ownership
                              (Month/Day/                                            Derivative      ative            (Instr.5)
                               Year)                                                 Security        Security:
                                                                                                     Direct (D)
                            Date      Expir-      Title           Amount or                          or In-
                            Exer-     ation                       Number of                          direct (I)
                            cisable   Date                        Shares                             (Instr. 5)
-------------------------- ---------- ------ ------------------------------------ --------------- ----------------- ---------------

-------------------------- ---------- ------ ------------------------------------ --------------- ----------------- ---------------

Explanation of Responses: See Attachment

                                       FOUR PARTNERS

                                       /s/Thomas J. Tisch        May 6, 1998
                                       ------------------        ------------
                                       **Signature of            Date
                                         Reporting Person
                                       Thomas J. Tisch
                                       Manager of Four Partners

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                     ATTACHMENT TO FORM 3 OF FOUR PARTNERS
                       IN RESPECT OF COMMON STOCK $0.025
                            OF NEUROGEN CORPORATION

         This Form 3 is being filed jointly by Four Partners ("FP"), a New York general partnership, and Four-Fourteen Partners LLC ("4-14P"), a Delaware limited liability company.

Explanation of Responses:

(1) These securities are owned by FP. The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel
     R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to herein as the "Messrs. Tisch."

(2) These securities are owned by 4-14P. The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts. Thomas J. Tisch has been appointed the Manger of 4-14P.

                            Joint Filer Information

Name:  Four-Fourteen Partners LLC

Address:  c/o Thomas J. Tisch, 667 Madison Avenue, New York, NY 10021

Designated Filer:  Four Partners

Issuer and Ticker Symbol:  Neurogen Corporation (NRGN)

                                       FOUR-FOURTEEN PARTNERS LLC


                                       By:/s/Thomas J. Tisch
                                          Thomas J. Tisch
                                          Manager of Four-Fourteen Partners LLC

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